SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          QUINTILES TRANSNATIONAL CORP.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   748767 10 0
                                 (CUSIP Number)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

          [ ] Rule 13d-1(b)
          [x] Rule 13d-1(c)**
          [ ] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     ** This Schedule 13G was originally filed pursuant to Rule 13d-1(c), while this Amendment is being filed pursuant to Rule 13d-2(b).

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748767 10 0                                                Page 2 of 6


________________________________________________________________________________
1)   Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons:

     Barrie Stevens Haigh

________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3)   SEC Use Only



________________________________________________________________________________
4)   Citizenship or Place of Organization:

     United Kingdom

________________________________________________________________________________
  NUMBER OF    5)   Sole Voting Power

   SHARES           4,225,616
               _________________________________________________________________
BENEFICIALLY   6)   Shared Voting Power

  OWNED BY          0
               _________________________________________________________________
    EACH       7)   Sole Dispositive Power

  REPORTING         4,225,616
               _________________________________________________________________
   PERSON      8)   Shared Dispositive Power

    WITH            0
________________________________________________________________________________
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,225,616

________________________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     N/A

________________________________________________________________________________
11)  Percent of Class Represented by Amount in Row (9):

     5.4%

________________________________________________________________________________
12)  Type of Reporting Person (See Instructions):

     IN

________________________________________________________________________________

CUSIP No. 748767 10 0                                                Page 3 of 6


________________________________________________________________________________
1)   Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons:

     Stella Dorothy Haigh

________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3)   SEC Use Only



________________________________________________________________________________
4)   Citizenship or Place of Organization:

     United Kingdom

________________________________________________________________________________
  NUMBER OF    5)   Sole Voting Power

   SHARES           374,370
               _________________________________________________________________
BENEFICIALLY   6)   Shared Voting Power

  OWNED BY          0
               _________________________________________________________________
    EACH       7)   Sole Dispositive Power

  REPORTING         374,370
               _________________________________________________________________
   PERSON      8)   Shared Dispositive Power

    WITH            0
________________________________________________________________________________
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     374,370

________________________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     N/A

________________________________________________________________________________
11)  Percent of Class Represented by Amount in Row (9):

     0.5%

________________________________________________________________________________
12)  Type of Reporting Person (See Instructions):

     IN

________________________________________________________________________________

CUSIP No. 748767 10 0                                                Page 4 of 6

This Amendment to Schedule 13G (the "Amendment") amends the Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on October 21, 1998 (the "Schedule 13G") jointly by Barrie Stevens Haigh and Stella Dorothy Haigh (together the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Shares"), of Quintiles Transnational Corp., a North
Carolina corporation (the "Company"). Except as provided in Item 4, this Amendment amends and restates the Schedule 13G.


Item 1(a) Name of Issuer:
     Quintiles Transnational Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:

     4709 Creekstone Dr.
     Riverbirch Building
     Suite 200
     Durham,  NC  27703-8411

Item 2(a) Name of Persons Filing:
     Barrie Stevens Haigh
     Stella Dorothy Haigh

Item 2(b) Address of Principal Business Office:
     For Barrie Stevens Haigh, the address of his principal  business office is:
     Turville Court Estate
     Turville Heath
     Nr. Henley-on-Thames
     Oxon  RG9 6JT
     England

     Stella Dorothy Haigh has no business address.

Item 2(c) Citizenship:

     The citizenship of both Reporting Persons is the United Kingdom

Item 2(d) Title of Class of Securities:
     Common Stock

Item 2(e) CUSIP Number:
     748767100

Item 3
     As stated on the coverpage, this Amendment is being filed pursuant to Rule 13d-2(b).

Item 4 Ownership
     Item 4 is hereby amended and supplemented, in pertinent part, as follows.

CUSIP No. 748767 10 0                                                Page 5 of 6

     Each Reporting Person is deemed to beneficially own the number of Shares and, based on information contained in the most recent publicly available filings of the Company with the Commission, the percentage of outstanding Shares listed in the responses to Items 9 and 11 of pages two and three filed herewith relating to such Reporting Person. In addition, the numbers of Shares with respect to which each Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 5, 6, 7 and 8, respectively, of pages two and three filed herewith relating to such Reporting Person.

     Since the filing of the Schedule 13G, the Reporting Persons and the CF Villture Fund have sold Shares in a number of brokered transactions at the settlement dates, amounts and prices (net of brokerage costs) indicated below:

     Seller                       Settlement Date     Amount of Shares     Price
     ------                       ---------------     ----------------     -----
     CF Villture Fund(1)          October 22, 1998         145,000        $48.12
     CF Villture Fund(1)          October 23, 1998         100,000        $48.63
     CF Villture Fund(1)          November 23, 1998         75,000        $48.94
     CF Villture Fund(1)          November 24, 1998         75,000        $48.51
     CF Villture Fund(1)          November 30, 1998         60,000        $52.45
     CF Villture Fund(1)          December 10, 1998         25,000        $51.74
     CF Villture Fund(1)          December 11, 1998        160,000        $51.74
     CF Villture Fund(1)          December 14, 1998        255,000        $51.86
     Stella Dorothy Haigh         December 15, 1998         50,000        $55.04


--------------------------------------------------------------------------------
(1) At the time of each sale of Shares, the Reporting Persons held directly or indirectly more than 75% of the issued units of the CF Villture Fund.


Item 5 Ownership of 5% or Less of a Class
     N/A

Item 6 Ownership of More than 5% on Behalf of Another Person
     N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     N/A

Item 8 Identification and Classification of Members of the Group
     N/A

Item 9 Notice of Dissolution of the Group
     N/A

CUSIP No. 748767 10 0                                                Page 6 of 6

Item 10 Certification
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 3, 1999


                                                  /s/ Barrie Stevens Haigh
                                                  ----------------------------
                                                  Barrie Stevens Haigh


                                                  /s/ Stella Dorothy Haigh
                                                  ----------------------------
                                                  Stella Dorothy Haigh